Exhibit 99.1

BrainsWay to Report Second Quarter 2020 Financial Results and Operational Highlights on August 12, 2020

CRESSKILL, N.J. and JERUSALEM, Israel, July 29, 2020 (GLOBE NEWSWIRE) – BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced noninvasive treatment of brain disorders, today announced that it will report its second quarter 2020 financial results and operational highlights before the open of the U.S. financial markets on Wednesday, August 12, 2020. The Company will host a conference call and webcast at 8:30 AM Eastern Time to discuss the results and provide an update on business operations.

Conference Call Dial-In & Webcast Information:

Date:	Wednesday, August 12, 2020
Time:	8:30 AM Eastern Time
United States:	877-407-3982
Israel:	1 809 406 247
International:	201-493-6780
Conference ID:	13706952
Webcast:	http://public.viavid.com/index.php?id=140751

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/financial-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

About BrainsWay

BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 for MDD and in 2018 for OCD. BrainsWay is currently conducting clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders.

Forward Looking Statements

Any forward-looking statements are subject to risks and uncertainties such as those described in BrainsWay's periodic reports on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results.

Contacts:
BrainsWay
Judy Huber
SVP and Chief Financial Officer
Judy.huber@brainsway.com

Investors:
Bob Yedid

LifeSci Advisors
646-597-6989

Bob@LifeSciAdvisors.com